Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) UPDATE ON THE DELIVERY OF FIRST GOLD AT THE SALARES NORTE PROJECT Further to the update provided on 16 November 2023 (as part of the Company’s Q3 2023 operational update) regarding progress on the Salares Norte Project (the “Project”), Gold Fields announces a further update to production of first gold from the Project which has been impacted by delays in pre-commissioning and commissioning activities. First gold is now expected in April 2024, with production volumes for 2024 expected to be in the range of 220 000 to 250 000 gold equivalent ounces. Planned production volumes for 2025 and 2026 remain unchanged at 600 000 gold equivalent ounces. Total mechanical construction of the Project is substantially complete at 99.3% and mining has progressed significantly with more than 87.2 million tonnes of waste moved and 2.3 million ore tonnes and 520 000 gold equivalent ounces stockpiled. Current pre-commissioning and commissioning of the Project has however, encountered difficulties impacting on the delivery of first gold due to: 1. Underestimation of the pre-commissioning and commissioning interdependencies and the compounding impact of individual delays on overall Project progress. The Salares Norte Project flowsheet comprises comminution, leaching, counter-current decantation and tailings filtration unit processes (“Circuit A”), followed by dual metal extraction circuits, the Merril Crowe circuit which contributes 85% of metal recovery (“Circuit B”) and a Carbon-in-Pulp circuit which contributes 15% of metal recovery (“Circuit C”) acting as a scavenger. Construction, pre-commissioning and commissioning processes are interdependent and recent delays to one process have therefore had a knock-on effect on overall project timelines.

During pre-commissioning and commissioning several issues required rework, including safety related issues, impacting on the Project schedule. Circuit A: The crusher, material handling circuit, SAG & Ball mills, thickeners, leaching circuit, lime and flocculant plants are undergoing full commissioning. Circuit B: Delays have been experienced in pre-commissioning certain safety critical circuits that are part of Circuit B, in particular the cyanide and other reagents circuits which needed to be reworked. Safety is of paramount importance to Gold Fields and it is the Company’s number one value to ensure that all our operations and projects are developed and operated safely. Circuit C: Remaining construction work is in progress for this circuit and will be progressed in parallel with the commissioning of circuits A and B, which are critical to first gold and early production ramp-up. Given the delays, as pre-commissioning has progressed there have been multiple impacts requiring the allocation of limited resources to manage competing priorities impacting the critical path. Gold Fields is appointing independent project and commissioning specialists to review and validate the remaining schedule to full commissioning. 2. Availability of contractor personnel The Company and the primary contractor are currently taking steps to ensure that we have the necessary skills and people required to achieve the remaining key milestones. In addition, internal and external resources are being added to support completion of the Project and production ramp up. 3. Late configuration changes requested by original equipment manufacturers (“OEMs”) and limited availability of OEM vendors and sub-vendors Following a delay in arriving on-site to commission OEM equipment (as previously reported) some OEM vendors requested late changes to the equipment control logic implemented in the plant control system which had a knock-on effect to pre-commissioning and commissioning progress. These changes have now been addressed to the satisfaction of the OEM for Circuit A.

Process going forward The Project schedule has been reviewed and updated with first gold expected in April 2024 and production volumes for 2024 revised to a range 220 000 to 250 000 gold equivalent ounces. Monthly steady state production is expected to be reached by the beginning of 2025 therefore planned production volumes for 2025 onwards are not expected to be affected. The mandate of the independent project and commissioning specialists being appointed, will include a review and verification of the schedule and plan. Detailed guidance for the Project’s life of mine production volumes and all-in-costs (AIC), the revised capital cost and any feedback from the independent review and verification process will be provided with the announcement of the Company’s 2023 full year results. The Salares Norte Project is a world-class project which is expected to deliver robust returns and will improve the value and quality of the Gold Fields portfolio. 28 December 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor enquiries: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Media enquiries: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com Forward-looking statements This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities

Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward- looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, particularly at the Salares Norte project, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2022 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2023 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.